Exhibit 99.3

NICE 2012 Customer Excellence Awards Winners Announced at
Interactions 2012, NICE’s Global Customer Conference

Recognizes Industry Leaders for Impacting Every Customer Interaction and Optimizing
Business Performance

Rutherford, New Jersey, May 16, 2012, NICE (NASDAQ: NICE), announced today the winners of the 2012 NICE Customer Excellence Awards, which recognize customers who demonstrated outstanding innovation and business performance using NICE Enterprise solutions.

The winners were determined by a popular vote among the more than 1,500 attendees at NICE’s annual global customer conference, Interactions 2012.

The NICE Customer Excellence Awards recognizes three companies for excellence in Enterprise Implementation, Business Impact, and Compliance Implementation.

The Enterprise Implementation Excellence Award recognizes customers with innovative implementations of NICE Enterprise solutions during 2011. These customers displayed best practices including roll-out efficiency, product/solution adoption, and agent and supervisory staff training. The Business Impact Excellence Award recognizes customers using NICE Enterprise solutions or services to drive measurable improvements supporting their business goals. The Compliance Implementation Excellence Award recognizes customers utilizing NICE solutions to manage and achieve their compliance requirements while balancing cost of ownership and risk exposure.

The following are the winners of this year's NICE Customer Excellence Awards:

•	EnterpriseImplementation Excellence: Itaú

•	Business Impact Excellence: American Airlines

•	Compliance Implementation Excellence: American Express

"We are extremely pleased to award Itaú, American Airlines and American Express for being recognized by their peers for their outstanding achievements,” said Yochai Rozenblat, President of NICE Americas. "Each of these companies, along with the other finalists, shared their impressive stories and best practices with the other 1,500 attendees at our conference. We are proud to be a partner in their success and I commend all of the customers who participated in the awards program.”

Interactions 2012, NICE's annual Global Customer Conference held in cooperation with the NICE User Group (NUG) Community, took place from April 30 - May 3 at The Gaylord Opryland™ Resort & Convention Center in Nashville, Tennessee. The event brought together more than 1,500 customers and industry leaders to network, share best practices and learn about exciting new industry trends and solutions for their organization. For more information on Interactions 2012, visit http://www.nice.com/summit/interactions2011/home.php.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.